Mail Stop 3561

June 16, 2008

Mr. Yashpal Singh
President and Chief Executive Officer
Mendocino Brewing Company, Inc.
1601 Airport Road
Ukiah, CA 95482

      Re: Mendocino Brewing Company, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2007
             File No. 001-13636

Dear Mr. Singh:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Tia Jenkins
               Senior Assistant Chief Accountant
               Office of Beverages, Apparel and
               Health Care Services